Exhibit 99.1
Shinhan Financial Group 2015 1Q Operating Results

On April 22, 2015, Shinhan Financial Group released its operating results for 2015 1Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		1Q 2015	4Q 2014	QoQ Change (%)	1Q 2014	YoY Change (%)
Revenue*	Specified Quarter	7,262,126	7,104,144	2.22	7,087,886	2.46

	Cumulative	7,262,126	27,551,684	—	7,087,886	2.46

Operating Income	Specified Quarter	752,972	310,349	142.62	757,823	-0.64

	Cumulative	752,972	2,654,810	—	757,823	-0.64

Income before Income Taxes	Specified Quarter	788,683	437,793	80.15	775,841	1.66

	Cumulative	788,683	2,867,576	—	775,841	1.66

Net Income	Specified Quarter	613,750	340,535	80.23	595,564	3.05

	Cumulative	613,750	2,199,611	—	595,564	3.05

Net Income Attributable to Controlling Interest	Specified Quarter	592,050	313,063	89.12	558,431	6.02

	Cumulative	592,050	2,081,110	—	558,431	6.02

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		1Q 2015	4Q 2014	QoQ Change (%)	1Q 2014	YoY Change (%)
Revenue*	Specified Quarter	3,363,037	3,690,145	-8.86	3,637,099	-7.54

	Cumulative	3,363,037	13,987,647	—	3,637,099	-7.54

Operating Income	Specified Quarter	468,606	206,001	127.48	533,673	-12.19

	Cumulative	468,606	1,797,396	—	533,673	-12.19

Income before Income Taxes	Specified Quarter	501,053	214,993	133.06	540,756	-7.34

	Cumulative	501,053	1,835,796	—	540,756	-7.34

Net Income	Specified Quarter	390,022	183,350	112.72	425,157	-8.26

	Cumulative	390,022	1,455,653	—	425,157	-8.26

Net Income Attributable to Controlling Interest	Specified Quarter	389,918	183,256	112.77	425,088	-8.27

	Cumulative	389,918	1,455,224	—	425,088	-8.27

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		1Q 2015	4Q 2014	QoQ Change (%)	1Q 2014	YoY Change (%)
Revenue*	Specified Quarter	1,092,926	1,216,746	-10.18	1,096,264	-0.30

	Cumulative	1,092,926	4,596,758	—	1,096,264	-0.30

Operating Income	Specified Quarter	186,582	163,446	14.16	195,091	-4.36

	Cumulative	186,582	824,201	—	195,091	-4.36

Income before Income Taxes	Specified Quarter	186,650	167,044	11.74	184,487	1.17

	Cumulative	186,650	822,037	—	184,487	1.17

Net Income	Specified Quarter	154,535	127,400	21.30	141,158	9.48

	Cumulative	154,535	635,151	—	141,158	9.48

Net Income Attributable to Controlling Interest	Specified Quarter	154,535	127,400	21.30	141,158	9.48

	Cumulative	154,535	635,151	—	141,158	9.48

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues